Exhibit 99.3

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	March 31, 2013	December 31, 2012

ASSETS
Cash and cash equivalents (Note 3)	$718.5	$631.7
Short-term investments (Note 4)	107.3	148.2
Receivables (Note 5)	76.1	83.4
Prepaid expenses and other	14.4	15.9
Current assets	916.3	879.2

Royalty, stream and working interests, net	2,172.1	2,223.6
Investments (Note 4)	93.6	108.4
Deferred income tax assets	10.7	8.7
Other	26.5	24.0

Total assets	$3,219.2	$3,243.9

LIABILITIES
Accounts payable and accrued liabilities (Note 9(b))	$41.4	$44.0
Current income tax liabilities	7.9	12.8
Current liabilities	49.3	56.8

Deferred income tax liabilities	39.1	38.0
Total liabilities	88.4	94.8

SHAREHOLDERS’ EQUITY (Note 9)
Common shares	3,117.1	3,116.7
Contributed surplus	48.0	47.2
Deficit	(110.4)	(120.6)
Accumulated other comprehensive income	76.1	105.8
Total shareholders’ equity	3,130.8	3,149.1

Total liabilities and shareholders’ equity	$3,219.2	$3,243.9

The condensed notes to these unaudited interim financial statements, which are contained in the 2013 First Quarter Report available on our website, are an integral part of these consolidated financial statements.

The GOLD Investment that WORKS

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended March 31,
	2013	2012

Revenue (Note 5)	$108.8	$105.0

Costs and expenses
Cost of sales (Note 6)	15.1	15.6
Depletion and depreciation	34.4	31.7
Corporate administration (Note 7 & 9(c))	3.7	3.6
Business development	0.9	0.4
Impairment of investments (Note 4)	1.4	—
	55.5	51.3

Operating income	53.3	53.7

Foreign exchange gains/(losses) and other income/(expenses)	(4.7)	3.9
Income before finance items and income taxes	48.6	57.6

Finance items
Finance income	0.9	2.2
Finance expenses	(0.7)	(0.4)
Net income before income taxes	$48.8	$59.4

Income tax expense (Note 8)	13.4	12.6

Net income	$35.4	$46.8

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in market value of available-for-sale investments, net of income tax of $0.8 (Note 4)	(5.5)	6.0
Currency translation adjustment	(24.2)	18.0
Other comprehensive income (loss)	(29.7)	24.1

Total comprehensive income	$5.7	$70.8

Basic earnings per share (Note 10)	$0.24	$0.33
Diluted earnings per share (Note 10)	$0.24	$0.33

The condensed notes to these unaudited interim financial statements, which are contained in the 2013 First Quarter Report available on our website, are an integral part of these consolidated financial statements.

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the three months ended March 31,
	2013	2012
Cash flows from operating activities
Net income	$35.4	$46.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	34.4	31.7
Impairment of investments (Note 4)	1.4	—
Other non-cash items	0.4	0.1
Deferred income tax expense (Note 8)	0.2	1.3
Share-based payments (Note 9(c))	1.2	0.9
Unrealized foreign exchange loss	0.3	0.2
Mark-to-market on warrants	4.0	(4.1)
Changes in non-cash assets and liabilities:
Decrease in receivables	7.4	11.7
Increase in prepaid expenses and other	(1.0)	(1.8)
Decrease in accounts payable and accrued liabilities	(7.2)	(2.7)
Net cash provided by operating activities	76.5	84.1

Cash flows from investing activities
Proceeds on sale of short-term investments	55.2	67.6
Purchase of short-term investments	(14.6)	(160.0)
Acquisition of working interest in oil & gas properties	(0.7)	(43.9)
Acquisition of interests in mineral properties	(0.1)	(39.6)
Purchase of investments	—	(15.0)
Return of capital on investments	1.8	—
Purchase of property and equipment	(0.2)	—
Purchase of oil & gas well equipment	(2.2)	(11.9)
Net cash provided by (used in) investing activities	39.2	(202.8)

Cash flows from financing activities
Payment of dividends	(26.1)	(17.0)
Proceeds from exercise of warrants	—	179.3
Proceeds from exercise of stock options	0.3	1.2
Net cash provided by (used in) financing activities	(25.8)	163.5
Effect of exchange rate changes on cash and cash equivalents	(3.1)	8.1
Net increase in cash and cash equivalents	86.8	52.9
Cash and cash equivalents at beginning of period	631.7	794.1
Cash and cash equivalents at end of period	$718.5	$847.0

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.3	$0.1
Income taxes paid during the period	$17.5	$13.0

The condensed notes to these unaudited interim financial statements, which are contained in the 2013 First Quarter Report available on our website, are an integral part of these consolidated financial statements.

Franco-Nevada Corporation

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited, in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive		Total
	(Note 9)	Surplus	income	Deficit	Equity
Balance at January 1, 2013	3,116.7	47.2	105.8	(120.6)	3,149.1
Net income	—	—	—	35.4	35.4
Other comprehensive loss	—	—	(29.7)	—	(29.7)
Total comprehensive income	—	—	—	—	5.7
Exercise of stock options	0.4	(0.3)	—	—	0.1
Exercise of warrants	—	—	—	—	—
Share-based payments	—	1.2	—	—	1.2
Vesting of restricted share units	—	—	—	—	—
Adjustment to finance costs	—	(0.1)	—	—	(0.1)
Dividends declared	—	—	—	(25.2)	(25.2)
Balance at March 31, 2013	3,117.1	48.0	76.1	(110.4)	3,130.8

Balance at January 1, 2012	2,803.6	99.5	66.6	(135.5)	2,834.2
Net income	—	—	—	46.8	46.8
Other comprehensive income	—	—	24.0	—	24.0
Total comprehensive income	—	—	—	—	70.8
Exercise of stock options	1.7	(0.5)	—	—	1.2
Share-based payments	—	0.9	—	—	0.9
Exercise of warrants	201.5	(22.2)	—	—	179.3
Adjustment to finance costs	(0.1)	—	—	—	(0.1)
Dividends declared	—	—	—	(18.0)	(18.0)
Balance at March 31, 2012	3,006.7	77.7	90.6	(106.7)	3,068.3

The condensed notes to these unaudited interim financial statements, which are contained in the 2013 First Quarter Report available on our website, are an integral part of these consolidated financial statements.

Franco-Nevada Corporation

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013 and 2012

(in millions of U.S. dollars, except share amounts)

Note 1 - Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada and Mexico. The portfolio includes over 340 royalties and streams covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 130 King Street West, Suite 740, Toronto, Ontario, Canada.

Note 2 - Significant accounting policies

a)                 Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”.  These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2012 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual financial statements for the year ended December 31, 2012, except for the adoption of new accounting standards as described in Note 2(b).  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 7, 2013.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the quarter ended March 31, 2013 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the interim consolidated financial statements. Taxes on income in the interim period has been accrued using the tax rates that would be applicable to expected total annual income.

b)                 Changes in accounting policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IAS 1, Presentation of Financial Statements

IAS 1 was amended to change the disclosure of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future.

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation - Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. We conducted our review of all our wholly-owned entities and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of our subsidiaries.

IFRS 11, Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31 Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. We conducted a review of our working interests and determined that the adoption of IFRS 11 did not result in any change in the accounting treatment of these working interests.

IFRS 12, Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements, and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). We adopted IFRS 12 effective January 1, 2013. The adoption of IFRS 12 will result in incremental disclosures in our annual consolidated financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as single source guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Enhanced disclosures about fair value are required to enable financial statement users to understand how the fair values were derived. We adopted IFRS 13 on a prospective basis. We have added additional disclosures on fair value measurement in Note 11 - Fair value measurement.

Note 3 - Cash and Cash Equivalents

As at March 31, 2013, cash and cash equivalents were primarily held in Canadian and U.S. denominated treasury bills, interest bearing cash deposits and highly-liquid corporate bonds.

	At March 31, 2013	At December 31, 2012
Cash deposits	$144.8	$95.7
Term deposits	338.1	331.5
Treasury bills	113.6	111.8
Canadian federal and provincial government bonds	55.8	44.7
Corporate bonds	66.2	48.0
	$718.5	$631.7

Note 4 - Investments

	At March 31, 2013	At December 31, 2012
Short-term investments:
Canadian dollar denominated treasury bills	$14.2	$29.8
Term deposits	93.1	99.7
Government bonds	—	6.0
Corporate bonds	—	12.7
Total short-term investments	$107.3	$148.2
Non-current investments:
Equity investments	$80.7	$91.5
Convertible debentures	3.5	3.5
Warrants	9.4	13.4
Total investments	$93.6	$108.4

Short-term investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

Non-current investments

These investments comprise equity interests in various public and non-public entities which the Company acquired through the open market, as part of its initial public offering or through certain transactions, warrants in various publicly-listed companies and convertible debentures. Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value, other than one equity investment, a non-public entity, which is recorded at cost as no reliable estimate of fair value can be determined.

As at March 31, 2013, the market value of certain of these investments decreased compared to their values at December 31, 2012 and the Company recorded a net unrealized loss of $5.5 million (2012 - gain of $6.0 million), net of an income tax recovery of $0.8 million, (2012 - income tax expense of $0.6 million) in the consolidated statement of other comprehensive income (loss).

During the quarter, the fair value of certain of its investments which had been impaired at December 31, 2012, continued to decline in value and resulted in a write-down of $1.4 million (2012 - Nil) being included in the statement of income and comprehensive income (loss).

Note 5 - Revenue

Revenue is comprised of the following:

	Three months ended March 31, 2013
	Mineral Royalties	Mineral Streams	Oil & Gas Interests	Total
Revenue	$49.5	$45.4	$13.9	$108.8

	Three months ended March 31, 2012
	Mineral Royalties	Mineral Streams	Oil & Gas Interests	Total
Revenue	$40.1	$54.4	$10.5	$105.0

Included in receivables is $19.9 million (December 31, 2012 - $19.7 million) subject to provisional price adjustments which are marked-to-market at each reporting period with the change being recorded in revenue in the period. These contracts relate to gold and platinum group metal sales which settle at a future date.

Note 6 - Costs of sales

Costs of sales comprise:

	Three months ended March 31, 2013	Three months ended March 31, 2012
Cost of stream sales	$11.5	$12.6
Production taxes	1.3	1.2
Oil & gas operating costs	2.3	1.8
Total	$15.1	$15.6

Note 7 - Related Party Disclosures

Key management personnel include the Board of Directors and executive management team. Compensation for key management personnel of the Company was as follows:

	Three months ended March 31, 2013	Three months ended March 31, 2012
Salaries and short-term benefits (1)	$0.8	$0.7
Share-based payments (2)	0.5	0.7
Total	$1.3	$1.4

(1)	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
(2)	Represents the expense of stock options and RSUs earned during the period.

Note 8 - Income taxes

	Three months ended March 31, 2013	Three months ended March 31, 2012
Current income tax expense	$13.2	$11.3
Deferred income tax expense	0.2	1.3
Income tax expense	$13.4	$12.6

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income for the periods ended March 31, 2013 and March 31, 2012, are as follows:

	March 31, 2013	March 31, 2012
Net income before income taxes	$48.8	$59.4
Statutory tax rate	24.38%	24.26%
Tax expense at statutory rate	11.9	14.4
Reconciling items:
Recognition of previously unrecognized tax benefit	—	(0.8)
Expenses/(income) not taxed	1.0	(0.7)
Differences in foreign statutory tax rates	2.2	2.0
Changes in current and deferred tax rates on timing differences	(0.1)	(0.2)
Foreign withholding tax	0.4	0.6
Temporary differences subject to initial recognition exemption	0.1	0.4
Indexation of mineral properties in foreign jurisdiction	(1.2)	(1.4)
Unrealized foreign exchange on translation	(0.8)	(1.8)
Other	(0.1)	0.1
Income tax expense	$13.4	$12.6

Note 9 - Shareholders’ equity

a)             Common Shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 146,750,310 common shares) having no par value and preferred shares issuable in series (issued nil).

During the three months ended March 31, 2013, the Company issued 20,000 common shares upon the exercise of stock options for proceeds of $0.3 million.

b)            Dividends

During the three months ended March 31, 2013 and 2012, the Company declared dividends in the amount of $26.0 million, or $0.18 per share, and $17.5 million, or $0.12 per share, respectively. The Company paid dividends in the amount of $26.1 million, or $0.18 per share, and $17.0 million, or $0.12 per share, in the three months ended March 31, 2013 and 2012, respectively.  At March 31, 2013, included in accounts payable is an amount of $26.0 million related to declared dividends (December 31, 2012 - $26.4 million).

c)     Stock-based payments

During the three months ended March 31, 2013, the Company granted nil stock options (2012 - 25,000) at an exercise price of $nil ( 2012 - C$42.43). During the three months ended March 31, 2013, an expense of $0.8 million (2012 - $0.5 million) related to stock options has been included in the consolidated statement of income and comprehensive income.  In addition, included in share-based compensation expense is an amount of $0.4 million (2012 - $0.4 million) related to restricted share units.

Note 10 - Earnings per Share (“EPS”)

	For the three months ended March 31, 2013
	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$35.4	146.7	$0.24
Effect of dilutive securities	—	1.2	—
Diluted EPS	$35.4	147.9	$0.24

	For the three months ended March 31, 2012
	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$46.8	139.9	$0.33
Effect of dilutive securities	—	2.0	—
Diluted EPS	$46.8	141.9	$0.33

As at March 31, 2013, no outstanding options were included in the computation of diluted EPS (2012 - nil) and warrants to purchase 10,556,369 common shares (2012 - 10,556,369) and 65,351 restricted share units (2012 - 92,138) were not included in the computation of diluted EPS due to the exercise prices of the warrants being greater than the weighted average price of the common shares for the quarter ended March 31, 2013 and due to the performance criteria for the vesting of the RSUs having not been measurable prior to March 31, 2013.

Note 11 - Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis include:

As at March 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Cash and cash equivalents	$718.5	$—	$—	$718.5
Short-term investments	107.3	—	—	107.3
Investments(1)	63.2	—	—	63.2
	$889.0	$—	$—	$889.0

(1)         Investments exclude $30.4 million of investments which are recorded at cost.

Fair Value of Financial Instruments

	As at March 31, 2013		As at Dec. 31, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and cash equivalents(1)	$718.5	$718.5	$631.7	$631.7
Short-term investments(1)	107.3	107.3	148.2	148.2
Receivables(1)	76.1	76.1	83.4	83.4
Investments(2)	63.2	63.2	73.9	73.9
	$965.1	$965.1	$937.2	$937.2
Financial liabilities
Accounts payable and accrued liabilities(1)	$41.4	$41.4	$44.0	$44.0
	$41.4	$41.4	$44.0	$44.0

(1)       Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

(2)       Investments exclude $30.4 million (Dec. 31, 2012 - $34.5 million) of investments which are recorded at cost. Investments that have a quoted market price are carried at fair value.

We have not offset financial asset with financial liabilities.

The valuation techniques that are used to measure fair value are as follows:

a)             Cash and cash equivalents

The fair value of cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of Canadian and U.S. denominated treasury bills, interest-bearing cash deposits, and highly-liquid government and corporate bonds.

b)             Short-term investments

The fair value of government and corporate bonds and treasury bills is determined based on quoted market prices in active markets and is classified within Level 1 of the fair value hierarchy.

c)              Investments

The fair value of investments is determined based on a market approach reflecting the closing price of each particular security at the statement of financial position date. The closing prices are a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

Note 12 - Subsequent events

(a)         Brucejack Royalty

The Company has agreed to acquire an existing 1.2% net smelter return royalty (“NSR”) on Pretium Resources Inc.’s Brucejack gold project located in British Columbia for $45.0 million in cash . The NSR becomes payable following the production of approximately 0.5 million ounces of gold and 17.9 million ounces of silver from the project.

(b)         Golden Meadows Royalty

The Company has agreed to acquire a new 1.7% NSR on Midas Gold Corp.’s (“Midas”) Golden Meadows gold project located in Idaho for $15.0 million in cash subject to an option by Midas to re-acquire one-third of the royalty for $9.0 million. Under the terms of the acquisition, Franco-Nevada will subscribe for 2,000,000 Midas warrants which will be exerciseable into Midas common shares with each warrant having an exercise price of C$1.23 and a ten-year term.

CORPORATE INFORMATION

Directors	Head Office	Share Capital

Pierre Lassonde, Chairman	Exchange Tower 130 King Street West	As at May 8, 2013
	Suite 740, P.O. Box 467 Toronto, Canada M5X 1E4	Common shares outstanding	146,750,310
Reserved for:
David Harquail, President & CEO Derek Evans	Tel: (416) 306-6300 Fax: (416) 306-6330 U.S. Office	2013 Warrants: 2014 Warrants: 2017 Warrants: Option & other:	4,045,600 136,150 8,510,769 2,317,880
		Fully diluted:	161,760,709
Graham Farquharson	1745 Shea Center Drive,
	Suite 400	Investor Information
Louis Gignac	Highlands Ranch, Colorado
	USA 80129	Stefan Axell, Manager,
Randall Oliphant	Tel: (720) 344-4986	Investor Relations info@franco-nevada.com
Hon. David R. Peterson		www.franco-nevada.com
Australia Office
Executive Management David Harquail	44 Kings Park Road, Suite 41 West Perth, WA 6005	Tel: Toll Free:	(416) 306-6328 (877) 401-3833
President & CEO
	Tel: 61-8-6263-4425	Transfer Agent
Sandip Rana
Chief Financial Officer	Barbados Office	Computershare Investor
Paul Brink Senior Vice President, Business Development Geoff Waterman	(Effective June 1, 2013) Franco-Nevada (Barbados) Corporation Balmoral Hall, Balmoral Gap, Hastings, Christ Church,	Services Inc. 100 University Avenue, 9th Floor Toronto, Canada M5J 2Y1 Toll Free: (800) 564-6253 Tel: (514) 982-7555 service@computershare.com
Chief Operating Officer	BB14033

Lloyd Hong Chief Legal Officer & Corporate Secretary

Listings

Toronto Stock Exchange
Common shares: FNV

2013 Warrants: FNV.WT.B
1 warrant + C$10.00
= 0.1556 common share
Expiry: July 8, 2013

2017 Warrants: FNV.WT.A
1 warrant + C$75.00
= 1 common share

Expiry: June 16, 2017

New York Stock Exchange
Common shares: FNV

Auditors PricewaterhouseCoopers LLP Toronto, Canada

www.franco-nevada.com